July 14, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. H. Christopher Owings
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Re:	FirstEnergy Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed June 25, 2010 File No. 333-165640 Definitive Proxy Statement on Schedule 14A Filed April 1, 2010 File No. 333-21011
Dear Mr. Owings:
This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 8, 2010 to Leila L. Vespoli, Esq., Executive Vice President and General Counsel of FirstEnergy Corp. (“FirstEnergy”) with respect to the above-referenced registration statement (the “Registration Statement”) relating to the proposed merger between FirstEnergy and Allegheny Energy, Inc. (“Allegheny Energy” and, together with FirstEnergy, the “Companies”) and FirstEnergy’s definitive proxy statement on Schedule 14A. On behalf of FirstEnergy and Allegheny Energy, we are authorized to provide the responses contained in this letter.
Where indicated below, requested changes have been included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) which is being filed simultaneously with this response. We are also delivering courtesy copies of the marked version of Amendment No. 3 to your attention.
For your convenience, we set forth each comment from your letter in bold typeface and include the response below it. Page references contained in the responses below are to the marked version of Amendment No. 3.
Amendment No. 2 to Registration Statement on Form S-4
General
1.	Please generally ensure that you have updated your prospectus to ensure that it reflects current information. For example, please update your beneficial ownership tables located on pages 173 and 175 to ensure that they reflect information as of a current date.

Mr. H. Christopher Owings
Division of Corporation Finance
July 14, 2010

     We note the Staff’s comment and have revised the prospectus where appropriate to reflect current information. For example, please see pages 173 through 176 of Amendment No. 3 which have been updated accordingly.
The Merger, page 52
Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger, page 62
2.	We note your response to comment two in our letter dated June 21, 2010. However, we continue to believe that it is appropriate for you to disclose whether each company’s board reviewed, for accuracy and completeness, the financial projections provided by them and whether such board found reliance upon those materials to be reasonable.

Please note that we would not object to the inclusion of a statement, such as the statement contained in your response letter, that the board was not required to review, for accuracy and completeness, these projections or to determine that reliance on these projections was reasonable.
The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 75 and 88 of Amendment No. 3.
Material U.S. Federal Income Tax Consequences of the Merger, page 114
3.	Please revise your disclosure to indicate that it constitutes the opinion of counsel. In addition, please revise the statement on page 116 that you are “[a]ssuming that the merger will qualify as a ‘reorganization,’” given that counsel has opined, without qualification, that it will so qualify.
The Registration Statement has been amended to reflect the Staff’s comment. Please see page 116 of Amendment No. 3.
Litigation Relating to the Merger, page 118
4.	We note that you have agreed to a disclosure-based settlement of the lawsuits brought in connection with the merger. Please confirm that your disclosure has been revised pursuant to the terms of the settlement.
The Companies confirm that the disclosure included in Amendment No. 3 reflects the terms of the disclosure-based settlement described in Amendment No. 3.
Item 21. Exhibits and Financial Statement Schedules, pages II-2
5.	Please file all of the exhibits required by Item 601 of Regulation S-K.

Mr. H. Christopher Owings
Division of Corporation Finance
July 14, 2010

FirstEnergy notes the Staff’s comments and respectfully advises the Staff that it believes that all required exhibits have been filed with the Registration Statement.
Exhibit 5.1
6.	Please revise the first paragraph of the legal opinion to provide the number and/or aggregate dollar amount of the securities being registered. In addition, please either remove the second sentence in the third to last paragraph of the opinion or refile an opinion on the effective date of the registration statement that is dated as of the effective date of the registration statement.
The legal opinion has been revised to reflect the Staff’s comment. Exhibits 5.1, 8.1 and 8.2 will be filed on a pre-effective amendment to the Registration Statement on the effective date of the Registration Statement and will be dated as of the effective date of the Registration Statement.
Definitive Proxy Statement on Schedule 14A
Grants of Plan-Based Awards in 2009, page 53
7.	We note your response to comment 11 in our letter dated June 21, 2010. Please confirm to us that you will revise your disclosure in future filings to clarify that the table reflects the portion of the STIP award that Mr. Marsh was eligible to earn through the date of his termination.
FirstEnergy confirms that in its future filings the disclosure regarding Mr. Marsh’s 2009 STIP award will be clarified to indicate that it reflects the portion of the award that Mr. Marsh was eligible to earn through the date of his retirement.
* * * * *
Thank you for your consideration. If you have any questions concerning the above responses, please do not hesitate to contact me at (202) 887-4110 or Zachary N. Wittenberg at (202) 887-4592.

Sincerely,

/s/ Rick L. Burdick
Rick L. Burdick

cc:	Leila L. Vespoli, Esq. Paul J. Evanson David Feinberg, Esq. Michael P. Rogan, Esq. Pankaj K. Sinha, Esq.